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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

☐	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
☐	Form 3 Holdings Reported
☒	Form 4 Transactions Reported

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	KRATZ, OWEN (Last) (First) (Middle)		CAL DIVE INTERNATIONAL, INC. "CDIS"

	400 N. SAM HOUSTON PKWY. E. #400	4.	Statement for Month/Year				5.	If Amendment, Date of Original (Month/Year)
			December 31, 2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Reporting (Check Applicable Line)
	HOUSTON, TX 77060 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				CHAIRMAN & CEO

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the End of Issuer's Fiscal Year (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

									Amount	(A) or (D)	Price

	CAL DIVE INTERNATIONAL, INC. COMMON STOCK		9/27/2000				S4		250,000	D	$52.65		2,009,218		D

	CAL DIVE INTERNATIONAL, INC. COMMON STOCK												500,000		I		See *1 over

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

											(A)	(D)

	OPTION		18.0625		2/18/00				A5		60,000

	OPTION		19.6250		11/30/00				A5		55,000

	OPTION		26.7500		2/15/01				A5		80,000

	OPTION		21.380		11/30/01				A5		100,000

	OPTION		21.830		2/20/02				A5		105,000

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	2/18/01	2/18/04		Common Stock	60,000		18.0625		60,000		I		* 1

	11/30/01	11/30/05		Common Stock	55,000		19.6250		55,000		D

	2/15/02	2/14/04		Common Stock	80,000		26.7500		80,000		D

	11/30/01	11/30/06		Common Stock	100,000		21.380		100,000		D

	2/20/03	2/20/08		Common Stock	105,000		21.830		105,000		D

Explanation of Responses:

* 1 Owned by Joss Investments Limited Partnership of which the General Partner is an entity in which Mr. Kratz holds an interest.

The filing of this statement shall not be deemed an admission that the undersigned is, for purposes of section 16 of the Securities Exchange Act of 1934, as amended, or otherwise, the owner of any equity securities covered by this statement.

/s/ OWEN KRATZ	4/17/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.